UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Director/PDMR Shareholding, dated 04 February 2020

           Micro Focus International plc ("Micro Focus" or the "Company")

Director / PDMR Shareholding

Notification of lapse of outstanding ASG awards

The Company announces that on 3 February 2020 Kevin Loosemore, Executive Chairman, Stephen Murdoch, Chief Executive Officer and Brian McArthur-Muscroft, Chief Financial Officer have, for no consideration,  voluntarily surrendered their unvested options which were granted to them under the Additional Share Grant Programme (the "ASG Programme") as set out below. The options have therefore lapsed with immediate effect.

Name of Executive Director	Date of grant	No. of options granted	No. of options surrendered on 3 February 2020
Kevin Loosemore	20 September 2018	1,100,000	1,100,000
Stephen Murdoch	20 September 2018	947,000	947,000
Brian McArthur-Muscroft	22 November 2018	338,000	338,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 04 February 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer